SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited, preliminary earnings results for the first half of 2008 and 2009 as attached hereto.

Attachment 1. Un-audited, preliminary statements of income of KEPCO for the first half of 2008 and 2009

Attachment 2. Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first half of 2008 and 2009

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first half ended June 30, 2009 and 2008 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the first half ended June 30, 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: July 24, 2009

Un-audited, preliminary statements of income of KEPCO for the first half of 2008 and 2009

As of June 30, 2009 and 2008

(Unit : in billions of Korean Won)	1H 2009	1H 2008	Change	Change%
Operating revenues:	15,725	14,861	864	5.8%

Sale of electric power	15,541	14,713	828	5.6%
Other operating revenues	171	140	32	22.6%
Revenues for other businesses	12	8	4	49.4%

Operating expenses:	17,251	15,988	1,263	7.9%

Purchased power	14,630	13,174	1,456	11.1%
Fuel	19	22	-3	-11.6%
Maintenance	332	367	-35	-9.5%
Depreciation	989	951	38	4.0%
Other operating expenses	1,260	1,454	-194	-13.3%
Expenses for other businesses	21	21	0	1.0%

Operating income	-1,527	-1,127	-399	-35.4%

Non-Operating income:	1,380	1,040	340	32.7%

Gain on foreign currency transactions and translation	20	1	19	1920.0%
Investment income from affiliates	1,116	771	345	44.7%
Other	244	268	-24	-8.9%

Non-Operating expenses:	642	730	-89	-12.1%

Interest expenses	508	336	172	51.2%
Loss on foreign currency transactions and translation	54	219	-165	-75.3%
Investment loss from affiliates	23	132	-109	-82.8%
Other	57	44	13	29.6%

Earnings before taxes	-788	-817	29	3.6%

Provision for income taxes	-146	-354	208	58.8%

Net income	-643	-464	-179	-38.5%

Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first half of 2008 and 2009

As of June 30, 2009 and 2008

(Unit : in billions of Korean Won)	1H 2009	1H 2008	Change	Change%
Operating revenues:	15,720	14,842	879	5.9%

Sale of electric power	15,433	14,644	789	5.4%
Other operating revenues	137	54	84	155.1%
Revenues for other businesses	150	144	6	4.4%

Operating expenses:	15,813	15,119	694	4.6%

Purchased power	7,677	6,999	678	9.7%
Fuel	1,863	1,919	-55	-2.9%
Maintenance	1,228	958	270	28.1%
Depreciation	2,638	2,494	144	5.8%
Other operating expenses	2,386	2,728	-343	-12.6%
Expenses for other businesses	21	21	0	1.0%

Operating income	-93	-277	184	66.5%

Non-Operating income:	857	908	-51	-5.6%

Gain on foreign currency transactions and translation	210	23	186	803.0%
Investment income from affiliates	211	171	40	23.4%
Other	436	713	-277	-38.9%

Non-Operating expenses:	1,282	1,252	30	2.4%

Interest expenses	813	440	372	84.6%
Loss on foreign currency transactions and translation	305	623	-318	-51.1%
Investment loss from affiliates	23	54	-31	-58.0%
Other	142	136	7	5.0%

Earnings before taxes	-518	-622	104	16.7%

Provision for income taxes	125	-158	282	179.0%

Net income	-643	-464	-179	-38.5%

•	Disclaimer :

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the first half of 2008 and 2009 as presented above (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of June 30, 2008 and 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.